March 2, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Re:	Summit Therapeutics plc

Form F-1 Registration Statement

File No. 333-201807

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join Summit Therapeutics plc in requesting that the effective date of the above-referenced registration statement be accelerated to Wednesday March 4, 2015, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that from February 20, 2015 through the date hereof, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated February 20, 2015:

-	0 to prospective underwriters;

-	421 to institutional investors;

-	0 to prospective dealers; and

-	959 to others (including individuals).

This is to further advise you that the underwriters have complied and will continue to comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours, JMP SECURITIES LLC

By:	/s/ Gil Mogavero
Name: Title:	Gil Mogavero Managing Director

OPPENHEIMER & CO. INC.

By:	/s/ Douglas Cameron
Name: Title:	Douglas Cameron Managing Director

For themselves and as Representatives of the several Underwriters

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